September 10, 2014

Via EDGAR

Suzanne Hayes

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	OM Asset Management Limited
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 18, 2014
File No. 333-197106

Dear Ms. Hayes:

This letter sets forth the response of OM Asset Management Limited (the “Company”) to the comment letter, dated August 29, 2014, of the staff of the Division of Corporate Finance (the “Staff”) to Amendment No. 1 to the Registration Statement on Form S-1 (the “Prior Registration Statement”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences.  This letter is being filed with Amendment No. 3 to the Prior Registration Statement (the “Registration Statement”).

General

1.                                      The division of Investment management is reviewing your registration statement and may have additional comments. These comments will be delivered under separate cover as soon as possible.

Response:  The Company acknowledges that the division of Investment Management is reviewing the Prior Registration Statement.

Prospectus Summary, page 1

Our Business, page 1

2.                                      We note your response and revisions made as a result of our prior comment 3; however, it appears your revisions have added additional Non-GAAP measures (i.e. revenues excluding those generated from consolidated funds) instead of presenting the closest U.S. GAAP measures. Therefore, we are reissuing our comment in part. Please revise your disclosure to present with equal prominence your U.S. GAAP revenue and U.S. GAAP net income from continuing operations attributable to controlling interests for the respective periods.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Registration Statement.

Competitive Strengths, page 3

3.                                      We note from your response to our prior comment 4 that you have elected to present the pre-tax operating margin under U.S. GAAP and revised your disclosures accordingly. However, we also note that your calculation of this margin adjusts U.S. GAAP revenue by excluding revenue from consolidated funds attributable to non-controlling interests. Please revise your disclosure to omit adjustments of U.S. GAAP amounts.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement, including on pages 4, 9, 52, 69 and F-59.

Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June, 30,  2014, page 58

Pro Forma U.S. GAAP Adjustments to the Consolidated Statement of Operations, page 59

4.                                      We note that you provide the pro forma tax effect of the U.S. GAAP adjustments to the consolidated statement of operations for the year ended December 31, 2013 on page 60 at footnote (4). Please revise to include comparative information for the six months ended June 30, 2014.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Market Risk, page 102

5.                                      We note from your response to our prior comment 21 and the related revisions on pages 102 and 103 where you have addressed the effect on management fees that would occur under hypothetical changes in equity markets, interest rates, et al. However, we do not see where you have discussed the effect of these hypothetical changes on performance fees and investment income. It is also not clear where you have discussed your modeling techniques and underlying assumptions. Please revise your filing to include this information. Refer to the instructions under paragraph 305(a)(1)(ii)(F) of Regulation S-K Item 305.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 104 to 106 of the Registration Statement.

Compensation Discussion and Analysis, page 143

2013 Compensation Process and Elements, page 148

6.                                      We note your response to comment 26 in our letter dated July 28, 2014. Please revise to disclose the following information:

•                        Disclose how Adjusted Operating Profit, Net Client Cash Flow, Global Distribution Growth Initiative, and Post-Minority Interest Margin were each calculated for 2013.

•                        Explain why the Net Client Cash Flow result for 2013 ($16.3 billion), as used for purposes of setting compensation, differs from the net client cash flows result disclosed on pages 10, 53, and 68 ($10.5 billion).

•                        Refer to the following sentence on page 150: “Global Distribution Growth Initiative is a financial metric that measures the cost of running our centralized distribution group relative to the earnings contributed to OMAM from the assets raised.” Clarify whether this centralized distribution group is the same as the “Global Distribution team” described on pages 118 and 123.

•                        Explain what “Post-Minority Interest Margin” (page 151) means.

Response:  In response to the Staff’s comments in the first and fourth bullet points above, the Company has revised the disclosure in the Registration Statement on pages 152 to 153 and 156.  In addition, the Company notes that the Net Client Cash Flow reported for purposes of setting compensation includes the results from discontinued operations for 2013 while the net client cash flows disclosed elsewhere in the Registration Statement do not include discontinued operations (consistent with the presentation of the financial statements included in the Registration Statement), and the Company has clarified this in the disclosure on page 156 of the Registration Statement.  The Company also notes that the reference to “our centralized distribution group” is the same as the “Global Distribution team,” and the Company has revised the disclosure on page 153 of the Registration Statement to reflect this.

7.                                      We note your response to comment 27 in our letter dated July 28, 2014. Please describe in greater detail the strategic objectives listed on page 152 (such as “Distribution Effectiveness” and “Optimized Center”), clarify that they were objectives for which the executives were collectively held accountable, and disclose the extent to which the objectives were achieved.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 155 and 156 of the Registration Statement.

8.                                      We note your response to comment 28 in our letter dated July 28, 2014. Where you state on page 151 that “[i]ndividual opportunities varied with each participant having a target amount and ultimately receiving a percentage of that target amount,” please disclose the target amount for each named executive officer. Where you state that “[t]he overall payout of the Value Incentive Plan was 109.6% of target,” please clarify the relationship between each named executive officer’s target amount and that individual’s ultimate payout, including whether your Parent exercised its discretion to adjust the individual’s payout.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Registration Statement.

9.                                      We note your response to comment 29 in our letter dated July 28, 2014. With respect to the Value Incentive Plan, we note your disclosure of the cash amount that was paid to each named executive officer on March 7, 2014. We further note your disclosure on page 151 of the dollar value of each equity award under the Plan. However, we are unable to locate disclosure of the number of restricted ordinary shares included in each equity award, or any other information about when the equity awards were made or their vesting schedule (except for the limited information on page F-50 regarding their accounting treatment). Please advise or revise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Registration Statement.

Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm, page F-2

10.                               Please note, your registration statement cannot be declared effective until the preface is removed and the accountant’s report is finalized.

Response:  The Company acknowledges the Staff’s comment and will provide a final accountant’s report prior to requesting acceleration of the effectiveness of the Registration Statement.

Consolidated Balance Sheets, page F-3

11.                               Please revise your restricted cash (within your assets of consolidated funds) to indicate that these amounts are from timber funds.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 62, F-3, F-12 and F-61.

Consolidated Statements of Operations, page F-4

12.                               Please revise your other expenses (within your consolidated funds’ expense) to disaggregate your depletion expenses.

Response:  The Company acknowledges the Staff’s comment and has updated its consolidated statement of operations on page F-4 and condensed consolidated statement of operations on page F-62 of the Registration Statement to disaggregate timber depletion expense from consolidated Funds’ expense.

Notes to Consolidated Financial Statements, page F-8

Note 4 — Fair Value Measurements, page F-23

13.                               We note from your response to our prior comment 36 that the fair value of certain investments (e.g. fixed income, other investments, etc.) is estimated based on quoted market prices, dealer quotations, or alternative pricing sources. Please revise your disclosure to discuss the following:

•                        the average number of quotes received from third parties (i.e. dealers);

•                        the process you undertake to validate the dealer quotes received;

•                        whether the dealer(s) provide you with sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and

•                        the frequency with which you adjust the pricing of any particular security you receive from the dealer(s).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages F-24 to F-25 of the Registration Statement.

14.                               We note your response to our prior comment 37 that BC89 of ASU 2011-04 specifies that certain information regarding your Level 3 investments that are measured at fair value using net asset value (NAV) as the practical expedient are not applicable. We also note that this accounting guidance addresses the quantitative disclosure requirements of ASC 820-10-50-2(bbb) but does not specifically preclude the disclosure requirements related to valuation processes under ASC 820-10-50-2(f). Please revise your disclosure to discuss your valuation processes. Refer to ASC 820-10-50-2(f) and the related illustration at ASC 820-10-55-105.

Response:  In response to the Staff’s comment, the Company has enhanced its qualitative disclosures in relation to those investments categorized as Level 3 with respect to its valuation processes, policies and procedures in accordance with ASC 820-10-50-2(f) and ASC 820-10-55-105.  The enhanced disclosure is on pages F-24 to F-25 of the Registration Statement.

Note 9 — Timber and Timberlands, page F-33

15.                               Please revise to include a table of your gross timber and timberland assets, accumulated depletion, and net timber and timberland assets for each period presented.

Response:  The Company has updated its Timber and Timberlands note on page F-33 to present gross timber and timberland assets, accumulated depletion, and net timber and timberland assets for each period presented.

16.                              We note from your response to our prior comment 41 that you allocate the purchase price to each material asset purchased based on relative fair values which are determined by using a discounted cash flow model. Please revise your accounting policy for timber funds on page F-11 to include this information.

Response:  In response to the Staff’s comment, the Company has revised its accounting policy disclosure for Timber Funds on pages 109 and F-11 of the Registration Statement.

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2014 and 2013

Notes to Condensed Consolidated Financial Statements, page F-66

General

17.                               Please revise your interim financial statements to include a footnote for your Timber and Timberlands, similar to your disclosure on page F-33 (Note 9).

Response:  The Company has provided a Timber and Timberland note to its interim financial statements on page F-76 to disclose its gross timber and timberland assets, accumulated depletion and net timber and timberland assets.

[Signature page follows.]

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Should you have any questions or comments with respect to this filing, please call me at (617) 369-7300, Floyd I. Wittlin at (212) 705-7466, Christina E. Melendi at (212) 705-7814, or Paul D. Tropp at (212) 859-8933.

Sincerely,

/s/ Stephen H. Belgrad
Stephen H. Belgrad

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
Christina E. Melendi (Bingham McCutchen LLP)
Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)